SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)
CATALYST PAPER CORP.
....

(Name of Issuer)
COMMON SHARES
....

(Title of Class of Securities)
14888T104
....

(CUSIP Number)
December 31, 2011

....
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject
class of securities, and for any subsequent amendment
containing information which would alter the disclosures
provided in a prior cover page.

The information required in the remainder of this cover page shall
not be deemed to be "filed" for the purpose of Section 18 of
the Securities Exchange Act of 1934 ("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all
other provisions of the Act (however, see the Notes).

CUSIP No. 14888T104

(1)Names of reporting persons. I.R.S. Identification Nos. of
above persons (entities only)

LETKO, BROSSEAU & ASS. INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization   CANADA
Number of shares beneficially owned by each reporting person with:

(5) Sole voting power   15,952,637

(6) Shared voting power

(7) Sole dispositive power   15,952,637

(8) Shared dispositive power

(9) Aggregate amount beneficially owned by each reporting person

     15,952,637

(10) Check if the aggregate amount in Row (9) excludes
certain shares (see instructions)

(11) Percent of class represented by amount in Row 9

          4.18%

(12) Type of reporting person (see instructions)

     OO

Item 1.
Item 1(a) Name of issuer: CATALYST PAPER CORP.

Item 1(b) Address of issuer's principal executive offices:
     3600 Lysander Lane, 2nd Floor
     Richmond, BC V7B 1C3
     Canada

```
Item 2.
2(a) Name of person filing:
     Letko, Brosseau & Ass. Inc.
2(b) Address or principal business office or, if none, residence:
     1800 Mc Gill College Av.
     Suite 2510
     Montreal, QC
     H3A 3J6
     Canada

2(c) Citizenship:

      Canada

2(d) Title of class of securities:

     Common Shares

2(e) CUSIP No.:
     14888T104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment
Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an
investment company under section 3(c)(14)
of the Investment Company Act of 1940;
j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership

Provide the following information regarding the aggregate number and
percentage of the class
of securities of the issuer identified in Item 1.
a. Amount beneficially owned: 15,952,637
b. Percent of class: 4.18%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote: 15,952,637
```

ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of: 15,952,637
iv. Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being
filed to report the fact that as of the date hereof the reporting
person has ceased to be the beneficial owner of more than 5 percent of
the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive or the
power to direct the receipt of dividends from, or the proceeds from
sale of, the common shares reported as beneficially owned by
Letko Brosseau & Ass. Inc.
No clients of Letko, Brosseau & Ass. Inc. beneficially owns more
than five percent of Issuer's Common Shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the
Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held
for the purpose of or with the effect of changing or influencing
the control of the issuer of the securities and were not acquired
and are not held in connection with or as a participant in any
transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this
statement is true, complete and correct.

Dated   February 6, 2012

Signature   DANIEL BROSSEAU

Name/Title: Daniel Brosseau/President